April 28, 2008

Mark Weitzen
Icahn Enterprises L.P. and Affiliated Companies
767 5th Avenue, Suite 4700
New York, New York 10153

Re: **Biogen Idec Inc. ("Biogen" or "the Company")**
Preliminary Proxy Statement on Schedule 14A filed April 18, 2008
Filed by Carl C. Icahn et al.
File No. 000-19311

Dear Mr. Weitzen:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We understand the reasons why the proxy statement does not include a time, date, location or record date for the annual meeting. Advise us whether you intend to wait for the Company to provide this required information before mailing your proxy statement. If you expect to mail your proxy materials prior to the receipt of this information, please advise us how you intend to update your disclosure or disseminate any supplemental proxy materials. We believe that reliance on Rule 14a-5(c) before Biogen distributes the information to stockholders would be inappropriate.

2. We note that each of the nominees has consented to serve as a director of Biogen

if elected. Disclose, if true, that each of the nominees has consented to being named in the proxy statement. See Rule 14a-4(d).

3. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

- "The Nominees would be considered independent under Nasdaq Rule 4350(c) and Rule 4200(a)(15) and the independence standards applicable to Biogen under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended."

- "Dr. Young . . . is a researcher and clinician whose work at the bench and bedside have concentrated on neurotransmitter systems in the basal ganglia and their role in Huntington's, Alzheimer's and Parkinson's diseases."

- "Dr. Young provided some of the first evidence that glutamic acid is a neurotransmitter."

- ". . . (despite the fact that such a decision to expand the size of the Board could constitute a breach of fiduciary duty under applicable law). . ."

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.

Election of Directors

4. Disclose, if true, that Dr. Denner has served in his current position since May 2006 or, in the alternative, disclose Dr. Denner's business experience from May 2006 until he was appointed to his current position.

5. Disclose what is meant by "whose work at the bench and bedside" in the background information for Dr. Young.

Annex A

6. Please update, as necessary, the Annex information with respect to the disclosure provided in response to Item 5(b) of Schedule 14A.

Proxy

7. Please revise to indicate that the form of proxy is a preliminary copy. Refer to Rule 14a-6(e)(1).

Soliciting Material Pursuant to Rule 14a-12

8. We note that the soliciting material filed on January 28, 2008 identified fewer parties than those who appear on the cover page of the Schedule 14A. Please ensure that all future soliciting materials identify all parties.

9. Rule 14a-12(a)(1)(i) requires the identification of participants making the solicitation. Advise us why Exhibit 2 contains a description of persons that are only viewed as "POTENTIAL PARTICIPANTS." Instruction 3 to Item 4 of Schedule 14A defines the term "participant", and does note permit the inclusion of qualifying language when identifying the participants or describing their interests. In any future filings that are made in connection with this solicitation, please confirm that the filing persons will not include language that could be interpreted as a disclaimer.

10. Please confirm that the participants, in future filings, will avoid issuing statements without factual foundation that directly or indirectly impugn the character, integrity or personal reputation of the Company's sitting Board of Directors or make charges of improper or immoral conduct by the sitting Biogen Idec Board of Directors. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. We would expect that the participants disclose the factual foundation for such assertions in future communications filed under cover of Schedule 14A, such as:

   - "We believe that the process was flawed in a number of key respects and that the process was run to placate us and other large shareholders who we believe asked for Biogen to find a buyer."

   - "We also believe that the confidentiality agreement was so restrictive that certain potential bidders were not able to sign the agreement and therefore were not able to participate in the bidding."

11. We note the statement that Mr. Icahn, through his control of the Icahn Parties,

"may be deemed to beneficially own … 12,435,904 shares of common stock … issued by Biogen." Explain to us the circumstances under which Mr. Icahn would not be deemed to be the indirect beneficial owner of such shares. Alternatively, please confirm that future filings will not use the language "may be deemed" to describe Mr. Icahn's beneficial ownership interest in the 12,435,904 shares.

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to Sebastian Gomez Abero at 202.551.3578 or to me at 202.551.3266.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and
Acquisitions